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                                October 1, 2020

       Jueqin Wang
       Chief Executive Officer
       Huadi International Group Co., Ltd.
       No. 1688 Tianzhong Street, Longwan District
       Wenzhou, Zhejiang Province
       People's Republic of China 325025

                                                        Re: Huadi International
Group Co., Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed September 18,
2020
                                                            File No. 333-248919

       Dear Mr. Wang:

              We have reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed September 18, 2020

       General

   1. Please tell us what consideration you gave to providing applicable disclosures discussed in the public statement
entitled "Emerging Market Investments Entail Significant Disclosure,
                                                        Financial Reporting and
Other Risks; Remedies are Limited."
   2. We remind you of the financial statement updating requirements in Item 8.A.4 of Form
                                                        20-F as well as
instruction 2 to Item 8.A.4 of Form 20-F. Specifically, in the case of an initial public
offering, the audited financial statements shall be as of a date not older than
                                                        12 months.
 Jueqin Wang
FirstName  LastNameJueqin  Wang
Huadi International Group Co., Ltd.
Comapany
October    NameHuadi International Group Co., Ltd.
        1, 2020
October
Page 2 1, 2020 Page 2
FirstName LastName
Selected Financial Information, page 12

3.       Please remove the label    audited    and    unaudited    from the
headers in all the selected
         historical financial information tables. A column of numbers derived from audited financial statements without the full presentation of financial information is not considered to be audited. In addition, the identification of some
columns as    unaudited
         may give an investor the impression that the other columns have been audited.
Executive Compensation, page 69

4. For directors and named executive officers, update the disclosure to include compensation information for the last full fiscal year which ended September 30, 2020. See Item 4(a) of
         Form F-1 and Item 6.B of Form 20-F.
Related Party Transactions, page 70

5. Update the disclosure to include related party transactions since the beginning of the three preceding fiscal years up to the date of the registration statement on Form F-1. See Item
         4(a) of Form F-1 and Item 7.B of Form 20-F.
Consolidated Financial Statements for the Six Months Ended March 31, 2020 and
2019
Note 15     Commitment and Contingencies, page F-23

6. You disclose on page F-23 that you had no pending legal proceedings as of March 31,
         2020. However, we note disclosure on page 60 that Tangshan Sanyou Chemical Co filed a complaint against the company on October 28, 2019, demanding that the company compensate the plaintiff for economic loss of RMB 1,233,388 and bear the litigation costs of the case. The case appears to be ongoing. Please revise to provide the disclosure related to the litigation matter pursuant to ASC 450-20-50. Tell us also how you considered including a discussion of this matter in your subsequent events note on page F-
         48 as well as the risk factors section.
Exhibit Index, page II-2

7. The EDGAR system does not reflect that Exhibits 10.8 and 14.1 were filed, and the exhibit index does not reflect that those exhibits are to be filed by amendment. Please revise.
Signatures, page II-5

8. The registration statement must be signed by your principal accounting officer or controller. Additionally, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement.
         See instructions 1 and 2 for signatures on Form F-1, and revise. Jueqin Wang
Huadi International Group Co., Ltd.
October 1, 2020
Page 3


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

        You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameJueqin Wang
                                                           Division of
Corporation Finance
Comapany NameHuadi International Group Co., Ltd.
                                                           Office of
Manufacturing
October 1, 2020 Page 3
cc:       William S. Rosenstadt, Esq.
FirstName LastName